Filed pursuant to Rule No. 424(b)(3)

File Number 333-96909

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated October 4, 2002)

$312,877,000

ZERO COUPON SENIOR CONVERTIBLE CONTINGENT DEBT SECURITIESSM (CODESSM ) DUE 2022

AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE CODES

This prospectus supplement supplements the prospectus dated October 4, 2002 of Greater Bay Bancorp, relating to the sale from time to time by certain of our securityholders (including their pledges or donees) of up to $312,877,000 aggregate principal amount at maturity of CODES and the shares of common stock issuable upon conversion of the CODES. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Before deciding whether to invest, you should read the “Risk Factors” beginning on page 8 of the accompanying prospectus.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The table of selling securityholders contained in the prospectus is hereby amended to add the entities who are named below as selling securityholders:

Name	Aggregate principal Amount at Maturity of CODES that may be sold	Percentage of CODES outstanding(1)	Number of Shares of Common Stock that may be sold(2)	Percentage of Shares of Common Stock Outstanding(3)

S.A.C. Capital Associates, LLC	$2,000,000	1.8%	30,739.80	*

Sage Capital	$5,000,000	4.4%	76,849.50	*

Xavex Convertible Arbitrage2 Fund	$400,000	*	6,147.96	*

*	Less than 1%

(1)	Calculated using $113,377,000 aggregate principal amount at maturity of CODES outstanding as of December 31, 2002.

(2)	Assumes conversion of all of the holder’s CODES at a conversion rate of 15.3699 shares of common stock per $1,000 principal amount at maturity of the CODES. This conversion rate is subject to adjustment, however, as described under “Description of the CODES – Conversion Rights” in the accompanying prospectus. As a result, the number of shares of common stock issuable upon conversion of the CODES may increase or decrease in the future.

(3)	Calculated based on Rule 13d-3(d)(1) of the Exchange Act, using 51,577,795 shares of common stock outstanding as of December 31, 2002. In calculating this amount for each holder, the number of shares of common stock issuable upon conversion of all of the holder’s CODES are treated as outstanding, but no other holder’s CODES are assumed to have been converted.

The date of this prospectus supplement is February 11, 2003.